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                                                   hours per response......14.90
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2 )*
                                             ---

                           Restoration Hardware, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    760981100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------

--------------------------------------------------------------------------------
    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J.P. Morgan (SBIC), LLC (formeRly known as Chase Venture Capital Associates, LLC) 13-337-6808
--------------------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  ................................................................

           (b)  ................................................................
--------------------------------------------------------------------------------
    3.     SEC Use Only ........................................................
--------------------------------------------------------------------------------
    4.     Citizenship or Place of Organization    Delaware
                                                  ..............................
--------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power  1,430,030
  Beneficially                                     .............................
  Owned  by Each         -------------------------------------------------------
  Reporting Person         6.     Shared Voting Power  Not applicable
  With:                                              ...........................
                         -------------------------------------------------------
                           7.     Sole Dispositive Power  1,430,030
                                                        ........................
                         -------------------------------------------------------
                           8.     Shared Dispositive Power  Not applicable
--------------------------------------------------------------------------------
 9.    Aggregate Amount Beneficially Owned by Each Reporting Person    1,430,030
                                                                    ............
 10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)......................................................
 11.   Percent of Class Represented by Amount in Row (9)  8.4%
                                                         .......................
--------------------------------------------------------------------------------
 12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
CO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------








                                  Page 2 of 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------

--------------------------------------------------------------------------------
    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J.P. Morgan Partners (BHCA), L.P. (formerly known as
         13-3371826
                  ..............................................................
--------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ...................................................................

         (b) ...................................................................
--------------------------------------------------------------------------------
    3.   SEC Use Only ..........................................................
--------------------------------------------------------------------------------
    4.   Citizenship or Place of Organization   Delaware
                                              ..................................
--------------------------------------------------------------------------------
Number of Shares         5.     Sole Voting Power     66,505
Beneficially                                        ............................
Owned by Each          ---------------------------------------------------------
Reporting Person         6.     Shared Voting Power   Not applicable
With:                                               ............................
                       ---------------------------------------------------------
                         7.     Sole Dispositive Power  66,505
                                                    ............................
                       ---------------------------------------------------------
                         8.     Shared Dispositive Power   Not applicable
                                                           .....................
                       ---------------------------------------------------------
   9.    Aggregate Amount Beneficially Owned by Each Reporting Person   66,505
                                                                      ..........
   10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) ....................................................

   11.   Percent of Class Represented by Amount in Row (9)   .4%
                                                           .....................
--------------------------------------------------------------------------------
   12.   Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
PN
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------











                               Page 3 of 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------

--------------------------------------------------------------------------------
    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Chemical Investments, Inc.
         .......................................................................
--------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................

         (b)  ..................................................................
--------------------------------------------------------------------------------
    3.   SEC Use Only ..........................................................
--------------------------------------------------------------------------------
    4.   Citizenship or Place of Organization    Delaware
                                               .................................
--------------------------------------------------------------------------------
  Number of Shares     5.  Sole Voting Power    10,561
  Beneficially                                 .................................
  Owned by Each        ---------------------------------------------------------
  Reporting Person     6.  Shared Voting Power    Not applicable
  With:                                         ................................
                       ---------------------------------------------------------
                       7.  Sole Dispositive Power   10,561
                                                  ..............................
                       ---------------------------------------------------------
                       8.  Shared Dispositive Power  Not applicable
                                                     ...........................
--------------------------------------------------------------------------------
 9.      Aggregate Amount Beneficially Owned by Each Reporting Person   10,561
                                                                       .........
 10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions).....................................................

 11.     Percent of Class Represented by Amount in Row (9)    0.1%
                                                            ....................
--------------------------------------------------------------------------------
 12.     Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
CO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------






                               Page 4 of 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------
-------------------------------------------------------------------------------

PRELIMINARY NOTE:

                  The information contained herein has been amended to reflect the change in name and controlling persons of the reporting persons and to reflect an increase in shares held by J.P. Morgan Partners (BHCA), L.P.

ITEM 1.

               (a)      NAME OF ISSUER:
                        ---------------

                        Restoration Hardware, Inc.

               (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                        ------------------------------------------------

                        15 Koch Road,
                        Corte Madero, CA 94925

ITEM 2.

               (a)      NAME OF PERSON FILING:
                        ----------------------

                        J.P. Morgan Partners (SBIC), LLC ("JPMP (SBIC)") J.P. Morgan Partners (BHCA), L.P. ("JPMP (BHCA)") Chemical Investments, Inc. ("CII")

                        Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

               (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                        -------------------------------------------------
                        RESIDENCE:
                        ----------

                        1221 Avenue of the Americas
                        New York, New York  10020

               (c)      CITIZENSHIP:
                        ------------

                        Delaware

               (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):
                        ----------------------------------------

                        Common Stock

               (d)      CUSIP NUMBER:
                        -------------

                        760981100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.        OWNERSHIP

               (a)      AMOUNT BENEFICIALLY OWNED:
                        --------------------------

                        JPMP (SBIC):     1,430,030 (as of December 31, 2000)
                        JPMP (BHCA):        66,505 (as of December 31, 2000)
                        CII:                10,561 (as of December 31, 2000)



                              Pages 5 OF 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------
-------------------------------------------------------------------------------

               (b)      PERCENT OF CLASS:
                        -----------------

                        JPMP:             8.5% (as of December 31, 2000)
                        JPMP (BHCA):      0.4% (as of December 31, 2000)
                        CII:              0.1% (as of December 31, 2000)

               (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                        ---------------------------------------------

                                (i)    JPMP (SBIC):        1,430,030
                                       JPMP (BHCA):           66,505
                                       CII:                   10,561
                                (ii)   Not applicable.
                                (iii)  JPMP (SBIC):        1,430,030
                                       JPMP (BHCA):           66,505
                                       CII:                   10,561
                                (iv)   Not applicable.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               Not applicable.



                               Pages 6 of 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------
-------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                                            J.P. MORGAN PARTNERS (SBIC), LLC

                                      By:   /s/ JEFFREY C. WALKER
                                            ---------------------------
                                            Name: Jeffrey C. Walker
                                            Title: President








                                  Page 7 of 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------
-------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                        J.P. MORGAN PARTNERS (BHCA), L.P.

                        By:  JPMP Master Fund Manager, L.P.,
                             its General Partner

                        By:  JPMP Capital Corp.
                             its General Partner

                        By:   /s/ JEFFREY C. WALKER
                              --------------------------
                              Name: Jeffrey C. Walker
                              Title: President












                                  Page 8 of 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------
-------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                                         CHEMICAL INVESTMENTS, INC.


                                         By:  /s/ JEFFREY C. WALKER
                                             --------------------------
                                             Name:   Jeffrey C. Walker
                                             Title:  Chief Executive Officer









                                  Page 9 of 16 Pages

-------------------------------------------------------------------------------
                                  EXHIBIT 2(a)


ITEM 2.  IDENTITY AND BACKGROUND.
--------------------------------


      This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a
Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)") and Chemical Investments, Inc., a Delaware corporation (hereinafter referred to as "CII"), each of whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

      JPMP (SBIC) is a wholly owned subsidiary of JPMP (BHCA). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

      JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

      CII is also engaged in the venture capital and leveraged buyout business. CII's executive officer's are Jeffrey C. Walker, Chief Executive Officer, Arnold
L. Chaukin, President, Elisa R. Stein, Vice President and Treasurer, Anne Marie Farah, Vice President and Robert C. Carroll, Secretary.








POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 10 of 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------
-------------------------------------------------------------------------------

                                                                      SCHEDULE A
                                                                      ----------

                        J.P. MORGAN PARTNERS (SBIC), LLC
                        --------------------------------

                             EXECUTIVE OFFICERS(1)
                             ---------------------

President                              Jeffrey C. Walker*
Executive Vice President               Mitchell J. Blutt, M.D. *
Executive Vice President               Arnold L. Chavkin*
Executive Vice President               John M.B. O'Connor*
Managing Director                      John R. Baron*
Managing Director                      Christopher C. Behrens*
Managing Director                      David S. Britts*
Managing Director                      Rodney A. Ferguson*
Managing Director                      David Gilbert*
Managing Director                      Evan Graf*
Managing Director                      Eric A. Green*
Managing Director                      Michael R. Hannon*
Managing Director                      Donald J. Hofmann, Jr. *
Managing Director                      W. Brett Ingersoll*
Managing Director                      Alfredo Irigoin*
Managing Director                      Andrew Kahn*
Managing Director                      Jonathan R. Lynch*
Managing Director                      Jonathan Meggs*
Managing Director                      Thomas G. Mendell*
Managing Director                      Stephen P. Murray*
Managing Director                      Joao Neiva de Figueiredo, Ph.D. *
Managing Director                      Timothy Purcell*
Managing Director                      Thomas Quinn*
Managing Director                      Peter Reilly*
Managing Director                      Robert R. Ruggiero, Jr. *
Managing Director                      Susan L. Segal*
Managing Director                      Kelly Shackelford*
Managing Director                      Shahan D. Soghikian*
Managing Director                      Georg Stratenwerth*
Managing Director                      Lindsay Stuart*
Managing Director                      Patrick J. Sullivan*
Managing Director                      Charles R. Walker*
Managing Director                      Timothy J. Walsh*
Managing Director                      Richard D. Waters, Jr. *
Managing Director                      Damion E. Wicker, M.D. *
Managing Director                      Eric R. Wilkinson*
Senior Vice President                  Marcia Bateson*
Vice President and Treasurer           Elisa R. Stein*
 Secretary                             Anthony J. Horan**
Assistant Secretary                    Robert C. Caroll**
Assistant Secretary                    Denise G. Connors**


--------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

 * Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.



                              Page 11 of 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------
-------------------------------------------------------------------------------

                                  DIRECTORS(1)
                                  ------------

                               Jeffrey C. Walker*























-----------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.




                               Page 12 of 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------
-------------------------------------------------------------------------------

                                                                      SCHEDULE B
                                                                      ----------

                               JPMP CAPITAL CORP.
                               ------------------

                             EXECUTIVE OFFICERS(1)
                             ---------------------

Chief Executive Officer                    William B. Harris**
President                                  Jeffrey C. Walker*
Executive Vice President                   Mitchell J. Blutt, M.D.*
Executive Vice President                   Arnold L. Chavkin*
Executive Vice President                   John M.B. O'Connor*
Managing Director                          John R. Baron*
Managing Director                          Christopher C. Behrens*
Managing Director                          David S. Britts*
Managing Director                          Rodney A. Ferguson*
Managing Director                          David Gilbert*
Managing Director                          Evan Graf*
Managing Director                          Eric A. Green*
Managing Director                          Michael R. Hannon*
Managing Director                          Donald J. Hofmann, Jr.*
Managing Director                          Alfredo Irigoin*
Managing Director                          W. Brett Ingersoll*
Managing Director                          Andrew Kahn*
Managing Director                          Jonathan R. Lynch*
Managing Director                          Jonathan Meggs*
Managing Director                          Thomas G. Mendell*
Managing Director                          Stephen P. Murray*
Managing Director                          Joao Neiva de Figueiredo, Ph.D.*
Managing Director                          Timothy Purcell*
Managing Director                          Thomas Quinn*
Managing Director                          Peter Reilly*
Managing Director                          Robert R. Ruggiero, Jr.*
Managing Director                          Susan L. Segal*
Managing Director                          Shahan D. Soghikian*
Managing Director                          Georg Stratenwerth*
Managing Director                          Lindsay Stuart*
Managing Director                          Patrick J. Sullivan*
Managing Director                          Kelly Shackelford*
Managing Director                          Charles R. Walker*
Managing Director                          Timothy J. Walsh*
Managing Director                          Richard D. Waters, Jr.*
Managing Director                          Damion E. Wicker, M.D.*
Managing Director                          Eric R. Wilkinson*
Senior Vice President                      Marcia Bateson*
Vice President and Treasurer               Elisa R. Stein*
Secretary                                  Anthony J. Horan**
Assistant Secretary                        Robert C. Carroll**
Assistant Secretary                        Denise G. Connors**

--------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

 * Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                              Page 13 of 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------
-------------------------------------------------------------------------------

                                  DIRECTORS(1)
                                  ------------
                              William B. Harrison**
                               Jeffrey C. Walker*















------------------------
(1) Each of whom is a United States citizen.

 * Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


                              Page 14 of 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------
-------------------------------------------------------------------------------

                                                                      SCHEDULE C
                                                                      ----------

                             J.P. MORGAN CHASE & CO.
                             -----------------------

                             EXECUTIVE OFFICERS(1)
                              --------------------

       Chairman of the Board                        Douglas A. Warner, III*
       President and Chief Executive Officer        William B. Harrison Jr. *
       Vice Chairman                                Geoffrey T. Boisi*
       Vice Chairman                                David A. Coulter*
       Managing Director                            Ramon de Oliveira*
       Vice Chairman                                Walter A. Gubert*
       Director of Human Resources                  John J. Farrell*
       Managing Director                            Thomas B. Ketchum*
       Director of Corporate Marketing and          Frederick W. Hill*
         Communications
       Vice Chairman                                Donald H. Layton*
       Vice Chairman                                James B. Lee Jr. *
       General Counsel                              William H. McDavid*
       Vice Chairman                                Marc J. Shapiro*
       Managing Partner                             Jeffrey C. Walker**


                                  DIRECTORS(1)
                                  ------------

                                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                      BUSINESS OR RESIDENCE ADDRESS
 ----                                      ------------------------------------
-------------------------------------------------------------------------------
 Hans W. Becherer                          Chairman of the Board
                                           Chief Executive Officer
                                           Deere & Company
                                           One John Deere Place
                                           Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                          Chairman and Chief Executive Officer
                                           Bechtel Group, Inc.
                                           P.O. Box 193965
                                           San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                     President and Chief Executive Officer
                                           The Hearst Corporation
                                           959 Eighth Avenue
                                           New York, New York 10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                       Chairman of the Board
                                           Honeywell International
                                           P.O. Box 3000
                                           Morristown, NJ 07962-2245
--------------------------------------------------------------------------------



---------------------
(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


                              Page 15 of 16 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Restoration Hardware, Inc.                     CUSIP NUMBER:  760981100
------                                                  -------------
-------------------------------------------------------------------------------

                                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                      BUSINESS OR RESIDENCE ADDRESS
 ----                                      ------------------------------------
--------------------------------------------------------------------------------

 M. Anthony Burns                          Chairman of the Board and
                                             Chief Executive Officer
                                           Ryder System, Inc.
                                           3600 N.W. 82nd Avenue
                                           Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                        Co-Chairman
                                           BP Amoco p.l.c.
                                           1111 Warrenville Road, Suite 25
                                           Chicago, Illinois 60563
--------------------------------------------------------------------------------
Ellen V. Furter                            President
                                           American Museum of Natural History
                                           Central Park West at 79th Street
                                            New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III                       President and Chief Executive Officer
                                           The College Fund/UNCF
                                           9860 Willow Oaks Corporate Drive
                                           P.O. Box 10444
                                           Fairfax, Virginia 22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.                  President and Chief Executive Officer
                                           The Chase Manhattan Corporation
                                           270 Park Avenue, 8th Floor
                                           New York, New York 10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                          Of Counsel
                                           Skadden, Arps, Slate, Meagher &
                                             Flom LLP
                                           919 Third Avenue - Room 29-72
                                           New York, New York 10022
--------------------------------------------------------------------------------
 Lee R. Raymond                            Chairman of the Board and Chief
                                             Executive Officer
                                           Exxon Mobil Corporation
                                           5959 Las Colinas Boulevard
                                           Irving,TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford                           Chairman, President and Chief
                                             Executive Officer
                                           American Home Products Corporation
                                           5 Giralda Farms
                                           Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                             Former Chairman of Board and Chief
                                             Executive Officer of Maytag
                                           13338 Lakeshore Drive
                                           Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III                     Chairman of the Board
                                           J.P. Morgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman                       Professor of Business Administration
                                             and Public Policy
                                           The University of Michigan
                                           School of Public Policy
                                           411 Lorch Hall, 611 Tappan Street
                                           Ann Arbor, MI 48109-1220
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